NEWS RELEASE

STRATASYS APPOINTS DOV OFER AS NEW BOARD CHAIRMAN

EDEN PRAIRIE, Minn. & REHOVOT, Israel – (BUSINESS WIRE) – Feb. 25, 2020 – Stratasys Ltd. (NASDAQ: SSYS), a global leader in additive manufacturing and 3D printing technology, today announced the appointment of Dov Ofer as the company’s new Chairman of the Board, effective May 17, 2020. Current Chairman Elchanan (Elan) Jaglom will continue in his role until the transition date.

Mr. Ofer brings significant strategic and leadership skills that will help guide the board as Stratasys embarks on an exciting growth phase in the coming years. Mr. Ofer has served Stratasys as a board member since July 2017 and was appointed to the board’s Oversight Committee in June 2018 when the Company began to search for a new permanent CEO.

Mr. Ofer has a strong history of introducing innovation and driving technology leadership, with over twenty-five years of experience in executive management and board memberships. From April 2007 to December 2013, Mr. Ofer served as Chief Executive Officer of Lumenis Ltd. Previously he served as Executive Vice President and General Manager of HP Scitex, after serving as President and Chief Executive Officer of Scitex Vision, Ltd. Mr. Ofer currently serves as Chairman of Magen Eco-Energy RCA Ltd., Vice Chairman of Scodix Ltd., Director of Kornit Digital Ltd. and Director of Copprint.

“Along with the rest of the board, I look forward to supporting our new CEO, Yoav Zeif, in my upcoming role as the new Chairman of the Board of Directors for Stratasys,” said Dov Ofer. “With the growth of the additive manufacturing industry and the new innovations Stratasys is bringing to market, this is a pivotal time for the company. I’m committed to ensuring clear direction, strong governance and a continued solid financial foundation so that the company can grow its leadership position.”

Mr. Ofer holds a B.A. in Economics from the Hebrew University in Israel and an MBA from the University of California, Berkeley.

Stratasys is a global leader in additive manufacturing or 3D printing technology, and is the manufacturer of FDM®, PolyJet™ and stereolithography 3D Printers. The Company’s technologies are used to create prototypes, manufacturing tools, and production parts for industries, including aerospace, automotive, healthcare, consumer products and education. For 30 years, Stratasys products have helped manufacturers reduce product-development time, cost, and time-to-market, as well as reduce or eliminate tooling costs and improve product quality. The Stratasys 3D printing ecosystem of solutions and expertise includes: 3D printers, materials, software, strategic consulting and professional services, and paid parts production. Online at: www.stratasys.com, http://blog.stratasys.com and LinkedIn.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, are forward-looking statements reflecting our current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower-margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating acquisitions or investments in new businesses, technologies, products or services; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular (including risks related to the impact of coronavirus on our supply chain and business); costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors that will be referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 Annual Report”), which we expect to file with the Securities and Exchange Commission (the “SEC”) on February 26, 2020. Readers are urged to carefully review and consider the various disclosures made throughout our 2019 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2020, which will be furnished to the SEC throughout 2020, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Stratasys Investor Relations

Yonah Lloyd

Vice President - Investor Relations

Yonah.Lloyd@stratasys.com

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